November 22, 2019

Tyler B. Wilson
Chief Financial Officer
Taronis Fuels, Inc.
300 W. Clarendon Ave., Unit 230
Phoenix, AZ 85013

       Re: Taronis Fuels, Inc.
           Amendment No. 1 to Registration Statement on Form 10-12G Filed November 8, 2019
           File No. 000-56101

Dear Mr. Wilson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2019 letter.

Form 10-12G/A filed November 8, 2019

Description of Capital Stock
Forum Provisions, page 70

1. We note your response to prior comment 11 and reissue it in part. Please disclose on page
      70 that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Also clarify in your related risk factor on page 28 that the forum provision does not apply to actions arising under the Securities Exchange Act of
      1934.
 Tyler B. Wilson
FirstName LastNameTyler B. Wilson
Taronis Fuels, Inc.
November NameTaronis Fuels, Inc.
Comapany 22, 2019
Page 2
November 22, 2019 Page 2
FirstName LastName
Financial Statements
Note 4 - Acquisitions, page F-14

2. We note your response to prior comment 13. Please tell us how you considered Rule 8-
         04(c)(3) of Regulation S-X in evaluating whether individually insignificant businesses acquired were significant in the aggregate and whether you are required to include audited financial statements and pro forma information. As part of your response, provide us with the results of your significance tests for individually insignificant businesses in the aggregate, utilizing amounts for total assets and net income (loss) for Taronis Fuels in your analysis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Christine Dietz,
Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Staff Attorney, at 202-
551-6711 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Laura Anthony